April 11, 2014

Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Credit Opportunities Fund, Inc. (“Registrant”)
 File Nos.: 333-194114/811-22939

Dear Ms. O’Neal-Johnson:

The following is in response to your letter of March 27, 2014, regarding the Form N-1A registration statement filed for the above Registrant on February 25, 2014. Set forth below are our responses to your comments on the prospectuses for the T. Rowe Price Credit Opportunities Fund and T. Rowe Price Credit Opportunities Fund – Advisor Class (collectively, the “Funds”).

Comment:

Please include the exchange ticker symbols for the Fund’s share classes on the front cover page.

Response:

We recently obtained CUSIP numbers for the Funds and have applied for exchange ticker symbols. The ticker symbols will be included on the front cover page of the Funds’ final prospectuses, as well as the cover page of the Statement of Additional Information (“SAI”).

Principal Investment Strategies

Comment:

The principal investment strategies section of the Fund states that, “the fund may use credit default swaps.” Please confirm to the staff that when the Fund sells or writes credit default swaps, the full notional value of such swaps will be covered.

Response:

If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

The word “credit” in the Fund’s name suggests that the Fund will invest in debt securities. Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in “credit instruments.” See Rule 35d-1 under the 1940.

Response:

The first paragraph of the Funds’ principal investment strategies will be revised as follows:

Under normal conditions, the fund invests at least 80% of its net assets (including any borrowings for investment purposes) in credit instruments and derivative instruments that are linked to, or provide investment exposure to, credit instruments. The fund defines credit instruments broadly to include any debt instrument or instrument with debt-like characteristics. The fund’s investments in credit instruments typically include corporate and sovereign bonds, bank loans, convertible securities and preferred stocks, and securitized instruments, which are vehicles backed by pools of assets such as mortgages, loans, or other receivables.

Principal Investment Risks

Comment:

The Fund states that it may invest in “distressed and defaulted securities.” Include a discussion of the risks associated with investments in such securities.

Response:

The following will be added to “credit risk” under the Funds’ principal risks:

Any investments in distressed or defaulted securities subject the fund to even greater credit risk than investments in other below investment-grade bonds. Investments in obligations of restructured distressed and bankrupt issuers, including debt obligations that are already in default, generally trade significantly below par and may be considered illiquid. Defaulted securities might be repaid only after lengthy bankruptcy proceedings, during which the issuer might not make any interest or other payments, and result in only partial recovery of cash payments or no recovery at all. In addition, recovery could involve an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative and be valued by the fund at significantly less than its original purchase price. In addition, investments in distressed issuers may subject the fund to liability as a lender.

The following will also be added under “More Information About the Fund and Its Investment Risks” in section 3 of the prospectus:

The fund’s credit risk will increase if it invests in credit obligations of distressed issuers and other issuers involved in restructurings, including those that are in covenant or payment default. Such obligations are subject to a multitude of legal, industry, market, economic and governmental forces, each of which make analysis of these companies inherently difficult. The repayment of defaulted obligations is subject to significant uncertainties and might be repaid, either in full or in part or through the receipt of a new security or obligation, only after lengthy workout or bankruptcy proceedings. A bankruptcy court may approve actions that would be contrary to the fund’s interests and, if an anticipated transaction does not occur, the fund may be required to sell its investment at a substantial loss.

Comment:

In regard to the “Derivatives risk” disclosure, the Division of Investment Management made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

We believe that the Funds’ principal derivatives risks are appropriately tailored to the types of derivatives (i.e., credit default swaps and options) that the Funds expect to use as part of their principal investment strategies.

Investment Policies and Practices

Comment:

On page 43 of the prospectus, you state that the, “Fund investments may be made in interest rate, index, total return, credit default, and other types of swap agreements….” When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See, Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:

With respect to total return swaps, we are aware of the segregation requirements outlined under Investment Company Act Release No. 10666. In addition, we are aware that future guidance could be issued that would impact the Funds’ derivatives use and have disclosed this risk to shareholders in the Funds’ prospectuses.

Comment:

We note that disclosure on page 47 indicates that, “A fund may sell a security short as a hedge against portfolio holdings that may be expected to decline in value.” Please confirm to the staff that interest and dividend expenses associated with short sales will be included in the Fund’s fee table.

Response:

Any interest and dividend expenses associated with short sales will be included in the Fund’s fee table.

Statement of Additional Information

Comment:

In Part II of the SAI, on page 212, the disclosure indicates that the Fund may invest in Privately Issued Mortgage-Backed Certificates. Please note that the staff has taken the position that privately issued mortgage-backed securities constitute an industry for purposes of determining compliance with the fundamental concentration policy.

Response:

We understand that privately issued mortgage-backed securities are viewed differently from agency issued mortgage-backed securities for purposes of the Funds’ industry concentration policy.

General

Comment:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

Our next filing will include the aforementioned disclosure changes in response to your comments. In addition, the SAI will include the initial seed statements for the Registrant.

Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

We do not expect to submit an exemptive application or no-action request in connection with the Funds’ registration statement.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Credit Opportunities Fund, Inc.